Via Facsimile and U.S. Mail
Mail Stop 6010

October 18, 2006

Mr. Jay S. Fishman
Chief Executive Officer
The St. Paul Travelers Companies Inc.
385 Washington Street
St. Paul, Minnesota   55102

**Re:     The St. Paul Travelers Companies Inc.**
**         Form 10-K for Fiscal Year Ended**
**         December 31, 2005**
**         File No. 001-10898**

Dear Mr. Fishman:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief